599 Lexington Avenue
New York, NY 10022-6069
+1.212.848.4000

By EDGAR

June 27, 2023

Ms. Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Mr. Blake Grady

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Banco Itaú Chile

Schedule 13E-3/A filed June 22, 2023

Schedule TO-T/A filed June 22, 2023

Filed by Itaú Unibanco Holding S.A. et al.

File No. 005-80508

Dear Ms. Chalk and Mr. Grady:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 23, 2023, with respect to Amendment No. 1, filed with the Commission on June 22, 2023 (“Amendment No. 1”), to the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 Transaction Statement (File No. 005-80508), filed by Itaú Unibanco Holding S.A. (“IUH”) and ITB Holding Brasil Participações Ltda. (“Purchaser”) with the Commission on June 6, 2023 (as amended, the “Schedule TO”), and is submitted on behalf of IUH and Purchaser. Concurrently with the delivery of this letter, IUH and Purchaser have filed with the Commission a second amendment to the Schedule TO (“Amendment No. 2”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. IUH and Purchaser’s response to each comment immediately follows the applicable comment. Except where indicated otherwise, references in the responses to page numbers are to pages of the U.S. Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “U.S. Offer to Purchase”). Unless otherwise defined herein, capitalized terms used herein shall have the meaning given to them in the U.S. Offer to Purchase.

Settlement of the U.S. Offer Price, page iii

1.	We reissue prior comment one in our letter dated June 16, 2023. Please provide a legal analysis regarding how the structure of the Offers is consistent with the requirements of Rule 14d-1(d)(2)(ii), notwithstanding that payment for Common Shares tendered into the Chilean Offer could be made before payment for Shares tendered into the U.S. Offer. In addition, as part of your analysis, address whether the U.S. Offer may be terminated if a condition is triggered after the expiration of the Chilean Offer but before the Expiration Date in the U.S. Offer.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Response: Rule 14d-1(d)(2)(ii) under the Exchange Act provides an exemption from the requirements of Rule 14d-10 under the Exchange Act to enable a bidder to separate an offer into multiple offers: one offer made to U.S. holders, which also may include all holders of American Depositary Shares representing interests in the subject securities, and one or more offers made to non-U.S. holders. The U.S. offer must be made on terms at least as favorable as those offered any other holder of the same class of securities that is the subject of the tender offers.

The exemption afforded by Rule 14d-1(d)(2) is conditioned on, among other things, the bidder complying with all applicable U.S. tender offer laws and regulations, other than those for which an exemption has been provided for in Rule 14d-1(d)(2), including the requirement that, in the event of a material change in the information provided to security holders, the bidder promptly disclose such material change to security holders and extend the expiration date of the tender offer to the extent required by Rules 14d-4, Rule 14d-6 and Rule 14e-1(b) under the Exchange Act. We note the Commission takes the position that the minimum extension periods set forth in Rule 14-4(d) represent general guidelines that should be applied uniformly to all tender offers (See Regulation of Takeovers and Security Holder Communications, Release No. 33-7760 (October 22, 1999), Section II.E.2. and Commission Guidance and Revisions to the Cross-Border Tender Offer, Exchange Offer, Rights Offerings, and Business Combination Rules and Beneficial Ownership Reporting Rules for Certain Foreign Institutions, SEC Release No. 33-8917 (May 6, 2008) (the “2008 Cross-Border Release”), footnote 224).

We respectfully submit that the terms of the U.S. Offer are at least as favorable as the terms of the Chilean Offer.

The terms of the U.S. Offer currently contemplate that the Offers will expire on the same day and that settlement of the Offers will occur concurrently.

The settlement of the Chilean Offer may occur before the settlement of the U.S. Offer only in circumstances where there is a material change to the U.S. Offer that (i) occurs at a time when no further extensions to the Chilean Offer are permissible under Chilean law and (ii) applicable U.S. tender offer regulations require the U.S. Offer to be extended beyond the second business day prior to the Settlement Date. In such circumstances, the settlement of the U.S. Offer would occur promptly after the Expiration Date.

We note the position of the Commission that “[t]he minimum time periods after which an offer must remain open from the time that revised information is disseminated to security holders set forth in Exchange Act Rules 13e-4(e) and 14d-4(d) are important because they allow time for security holders to consider new information” (See the 2008 Cross Border Release, Section II.D.). We believe that the U.S. tender offer regulations provide an important safeguard in this respect that is not available to holders who tender into the Chilean Offer. If a material change of the type described immediately above were to occur (this is not anticipated), we contend that it is more favorable for the U.S. Offer to be extended to afford holders additional time to evaluate and respond to any material change before their investment decision becomes final, and for holders to receive payment for Shares tendered into the U.S. Offer after any such required extension, provided that payment is made no later than promptly after the expiration of the U.S. Offer (as the terms of the U.S. Offer contemplate), than it would be for holders to receive payment at the same time as payment is made for Common Shares tendered into the Chilean Offer.

We have revised the Schedule TO, in the relevant portions of the U.S. Offer to Purchase and all other ancillary exhibits, to include the following disclosure:

“The settlement of the Chilean Offer may occur before the settlement of the U.S. Offer only in circumstances where there is a material change to the U.S. Offer that (i) occurs at a time when no further extensions to the Chilean Offer are permissible under Chilean law and (ii) applicable U.S. tender offer regulations require the U.S. Offer to be extended beyond the second business day prior to the Settlement Date.”

We agree that Purchaser should not have the right to terminate the U.S. Offer if a U.S. Offer Condition is triggered after the expiration of the Chilean Offer but before the Expiration Date in the U.S. Offer and that the U.S. Offer may only be terminated if a U.S. Offer Condition has occurred and/or exists prior to the expiration of the Chilean Offer (as extended), unless such condition has been waived (if permissible) by Purchaser.

We have revised the Schedule TO, in the relevant portions of the U.S. Offer to Purchase and all other ancillary exhibits, to include the following disclosures:

“The U.S. Offer is conditioned upon the satisfaction or waiver of certain conditions discussed in “The U.S. Offer — Section 11. Conditions to the U.S. Offer.” If any of the U.S. Offer Conditions has not been satisfied or waived, as applicable (to the extent waivable), immediately prior to the expiration of the ~~U.S.~~ Chilean Offer (as extended), Purchaser may extend the U.S. Offer for one or more periods to permit such U.S. Offer Condition to be satisfied.”

and

“11. Conditions to the U.S. Offer.

Notwithstanding any other provision of the U.S. Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the U.S. Offer), pay for, and (subject to any such rules or regulations) Purchaser may delay the acceptance for payment, or the payment for, any Shares validly tendered and not properly withdrawn pursuant to the U.S. Offer, if any one or more of the following conditions has occurred and/or exists prior to the expiration of the ~~U.S.~~ Chilean Offer (as extended), unless such condition has been waived (if permissible) by Purchaser:”

and

“All references to “Expiration Date” in “— Section 11. Conditions to the U.S. Offer” shall be deemed to mean the expiration date of the Chilean Offer.”

Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer, page 6

2.	We reissue prior comment five in our letter dated June 16, 2023. In this respect, we note your disclosure that “[i]n connection with the termination of Corp Group and its affiliates’ ownership of shares of the Company in July 2022, a number of contractual obligations applicable to IUH and its affiliates after the merger ceased to exist, which contributed .... to IUH and Purchaser’s decision to proceed with the Offers at this time.” For clarity, please revise to disclose the contractual obligations applicable to IUH and its affiliates that ceased to exist, and how, if at all, such contractual obligations relate to the bankruptcy filing by Corp Group and certain of its affiliates. Your revised disclosure should clarify how the termination of these contractual obligations resulted in IUH’s and Purchaser’s decision to proceed with these Offers.

Response: In response to the Staff’s comment, Amendment No. 2 amends the U.S. Offer to Purchase to add the following paragraph to the section entitled “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer”:

“As discussed in “Special Factors — 1. Background of the Offers,” as part of the regular review of IUH’s businesses, IUH’s management reviews its long-term strategic goals and potential ways to address strategic imperatives and industry developments, which includes its equity participation in investees such as the Company. Since April 2016, when the merger that resulted in the creation of the Company (as the surviving entity) was consummated, IUH (through its affiliates) has been the controlling shareholder of the Company and has gradually overtime increased its equity ownership of the Company as a result of contractual obligations (including the exercise of put options by Corp Group and certain of its affiliates) under then existing agreements (including a shareholder agreement) with Corp Group and certain of its affiliates. As a result of Corp Group’s bankruptcy proceedings, certain shares of common stock of the Company that had been pledged by an affiliate of the Corp Group to an affiliate of IUH as lender under a certain credit facility were delivered to such affiliate of IUH in satisfaction of certain of Corp Group’s obligations, thus further increasing IUH’s share ownership of the Company. Corp Group and certain of its affiliates ceased to be a shareholder of the Company as a result of the filing by Corp Group and certain of its affiliates for protection under chapter 11 of the United States Bankruptcy Code in June 2021. In June 2022, certain affiliates of IUH and certain affiliates of Corp Group agreed to terminate the agreements that were executed in connection with the merger that resulted in the creation of the Company, including the shareholders’ agreement that provided for certain matters in connection with the corporate governance, dividend policy, transfer of shares, liquidity and other matters related to the Company, as well as certain share purchase agreements, in each case effective as of July 2022. In connection with the termination of Corp Group and its affiliates’ ownership of shares of the Company in July 2022 and the termination of the agreements originally entered into between the IUH affiliates and the Corp Group affiliates relating to the merger, a number of contractual obligations applicable to IUH and its affiliates ~~after the merger~~ ceased to exist, including IUH’s obligation not to directly or indirectly purchase or otherwise acquire shares of Itaú Corpbanca or any beneficial interest therein to the extent such acquisition would require IUH or any of its affiliates to launch a tender offer to acquire all shares of the Company and IUH obligations to purchase shares of the Company from Corp Group in connection with the exercise of put rights by Corp Group. The resolution of Corp Group’s bankruptcy in July 2022, ~~which contributed, from a timing perspective,~~ together with the other factors described under “Special Factors — 3. Fairness of the U.S. Offer (including general economic environment, the availability of cash at hand for payment of the U.S. Offer Price and fair pricing), contributed, from a timing perspective, to IUH and Purchaser’s decision to proceed with the Offers at this time, as it eliminated the uncertainties relating to the overall share ownership of the Company’s capital stock generated by the Corp Group’s bankruptcy proceedings and the impact of such proceeding on the value of our common shares.”

* * * * *

Please do not hesitate to contact me at (212) 848-4536, or my colleague Roberta Berliner Cherman at +55.11.3702.2245, with any questions or comments you may have.

Very truly yours,

/s/ George Karafotias

George Karafotias

Partner
cc:	Roberta Berliner Cherman – Shearman & Sterling LLP

Jake Shaughnessy – Shearman & Sterling LLP

Álvaro F. Rizzi Rodrigues – Itaú Unibanco Holding S.A.

Page 5 of 5